Wheaton Precious Metals Corp.
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CODE OF BUSINESS CONDUCT AND ETHICS

1. PURPOSE OF THIS CODE

a) Wheaton Precious Metals (and together with its subsidiaries collectively referred to as the "Company" or "Wheaton") is committed to conducting its business in accordance with all applicable laws and regulations and in accordance with the highest ethical behavior at all times, and in a manner that respects the rights and dignity of all people.

b) This Code of Business Conduct and Ethics ("Code") documents the principles of conduct and ethics to be followed by employees, officers and directors of the Company and its subsidiaries.

c) The purpose of this Code is to:

i) Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

ii) Promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

iii) Promote full, fair, accurate, timely and understandable disclosure in reports and documents that Wheaton files with, or submits to, the securities regulators and in other public communications made by Wheaton;

iv) Promote compliance with applicable governmental laws, rules and regulations;

v) Promote the prompt internal reporting to an appropriate person of violations of this Code;

vi) Promote accountability for adherence to this Code;

vii) Provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;

viii) Provide mechanisms to report unethical conduct; and

ix) Help foster Wheaton's culture of honesty and accountability.

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d) This Code applies to all employees, officers and directors of the Company and its subsidiaries.  Wheaton expects all its and its subsdiaries' employees, officers and directors to comply at all times with this Code.  This Code also applies to all individual independent contractors, secondees, consultants, agents and other individuals and entities who are engaged or retained by the Company or its subsidiaries for a significant portion of their working hours or act on its behalf.  References to "employees" in this Code includes such independent contractors.  Sections 7 and 8 of this Code also apply to any person who performs services for or on behalf of the Company.

e) As outlined in this Code, violations of this Code are grounds for disciplinary action up to and including immediate termination of employment and possible legal prosecution.

f) For the purpose of this Code, the "Chief Compliance Officer" shall be its Senior Vice President, Legal.

2. RESPONSIBILITY

a) This Code outlines a framework of guiding principles. As with any statement of policy, the exercise of judgment is required in determining the applicability of this Code to each individual situation.

b) It is the responsibility of every employee, officer and director to read and understand the Code. Individuals must comply with the Code in both letter and spirit. Ignorance of the Code will not excuse individuals from its requirements.

c) Follow the law wherever you are and in all circumstances.

d) Never engage in behavior that harms the reputation of Wheaton.

e) When in doubt, or if you have any questions or concerns regarding this Code or the application of this Code to any particular event or circumstance, you are expected to seek clarification with your manager or the Chief Compliance Officer.

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3. COMPLIANCE WITH LAW

a) Each employee, officer and director must at all times comply fully with applicable law and should avoid any situation that could be perceived as improper, unethical or indicate a casual attitude towards compliance with the law.

b) No employee, officer or director shall commit or condone an illegal act or instruct another employee to do so.

c) No employee, officer or director shall create or condone the creation of a false record. No employee shall destroy or condone the destruction of a record, except in accordance with Company policies.

d) Employees, officers and directors are expected to be sufficiently familiar with any legislation that applies to their circumstances and shall recognize potential liabilities, seeking advice where appropriate.

4. CONFLICTS OF INTEREST

a) Employees, officers and directors shall avoid situations where their personal interest could conflict with, or even appear to conflict with, the interests of the Company and its shareholders.

b) Conflicts of interest arise where an individual's position or responsibilities with the Company present an opportunity for personal gain apart from the normal rewards of employment, to the detriment of the Company. They also arise where an employee's, director's or officer's personal interests are inconsistent with those of the Company and create conflicting loyalties. Such conflicting loyalties can cause an employee, officer or director to give preference to personal interests in situations where corporate responsibilities should come first. Employees, officers and directors, shall perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships.

c) In the event that any potential conflict of interest arises and the individual involved is an employee of the Company, the individual involved must immediately notify their immediate supervisor and the Chief Compliance Officer in writing and no further action may be taken unless authorized in writing by the individual's immediate supervisor and by the Chief

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Compliance Officer. If such individual is an officer or director of the Company, the Chairman of the Company as well as the Chief Compliance Officer must be immediately notified in writing and no further action may be taken until authorized in writing by the Chairman and by the Chief Compliance Officer.

d) The requirement of freedom from conflict of interest applies with equal force to the spouse, children and other close relatives of each employee, officer and director.

e) While it is not possible to detail every situation where conflicts of interest may arise, the following policies cover the areas that have the greatest potential for conflict:

i) Speculation in Company Securities and Use of Inside Information.  There are numerous laws, both federal and provincial, regulating transactions in corporate securities and the securities industry. Violation of these laws may lead to civil and criminal actions against the individual and the company involved. All employees, officers and directors will take all steps to be in compliance with such laws and in order to do so will adhere to the Company's Guidelines on Inside Information and Trading in the Company's securities.

ii) Personal Financial Interest.

1. Employees, officers and directors, should avoid any outside financial interests which might influence their corporate decisions or actions. An employee whose corporate duties bring them into business dealings with a business in which they or a member of their family has a financial interest or to which they or a member of their family has an indebtedness, or a business employing a relative or close friend, must immediately notify his or her immediate supervisor and the Chief Compliance Officer in writing, and this transaction may not be completed unless properly authorized in writing by both the employee's immediate supervisor and the Chief Compliance Officer, after full disclosure of the relationship in writing. An officer or director whose corporate duties bring them into business dealings with a business in which they or a member of their family has a financial interest or to which they or a member of their family has an indebtedness, or a business employing a relative or close friend, must immediately notify the Chairman

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of the Company as well as the Chief Compliance Officer and this transaction may not be completed unless properly authorized in writing by both the Chairman and the Chief Compliance Officer, after full disclosure of the relationship in writing.

2. An employee, officer or director may not perform work or services for an organization doing or seeking to do business with the Company without appropriate prior written approval of such individual's immediate supervisor and the Chief Compliance Officer in the case of an employee, and of the Chairman and the Chief Compliance Officer, in the case of an officer or director. An employee, officer or director may not be a director, officer, partner or consultant of an organization (other than an organization in which the Company holds and interest or in which the Company has the right to nominate a director, officer, partner or consultant) doing or seeking to do business with the Company, nor may they permit their name to be used in any way indicating a business connection with such an organization, without appropriate prior written approval of their immediate supervisor and the Chief Compliance Officer in the case of an employee, and of the Chairman and the Chief Compliance Officer in the case of an officer or director of the Company.

3. An employee shall not accept for themselves, or for the benefit of any relative or friend, any payments, loans, services, favors involving more than ordinary social amenity, or gifts of more than nominal value from any organization doing or seeking to do business with the Company, except in accordance with this Code and within normal business practices.

iii) Protection and Proper Use of Company Assets.  All employees, officers and directors have an obligation to protect the Company's assets, including opportunity, information and Wheaton's name, and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. All of the Company's assets must be used only for legitimate business purposes and not for personal use except as permitted by this Code or other policies of the Company.

iv) Outside Activities.  Employees and officers should avoid outside activities which would impair the effective performances of their

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responsibilities to the Company, either because of demands on their time, or because the outside commitments can be contrary to their obligations to the Company.

v) External Board Memberships.

1. Any officer or employee may be a member of a maximum of two boards of directors (or equivalent) of corporations or other entities (whether private or public; but excluding any not for profit boards of directors) (an "External Board") other than the Company, any of the Company's subsidiaries and any appointment to a board of directors (or equivalent) at the request of the Company.

2.  Any officer or employee proposing to become a member of an External Board shall provide written notice thereof to the Chief Executive Officer.

3.  If an officer or employee is a member of more than two External Boards on the date of this resolution, then such officer or employee shall be required to transition down to three External Boards rather than two External Boards as quickly as is reasonably possible, and in any event prior to September 2, 2011.  Once the officer or employee transitions down to two External Boards in due course, then this exception shall no longer apply.

4. Any exceptions to this policy require approval of the Board following a recommendation by the Chief Executive Officer.

5. FAIR DEALING

a) Employees, officers and directors should endeavor to deal fairly with Wheaton's clients, service providers, suppliers, and employees. No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any unfair dealing practice.

6. COMPETITIVE PRACTICES

a) The Company firmly believes that fair competition is fundamental to continuation of the free enterprise system. The Company complies with and

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supports laws of all countries which prohibit restraints of trade, unfair practices, or abuse of economic power.

b) The Company will not enter into arrangements which unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with the Company. Company policy also prohibits employees, officers and directors from entering into, or even discussing, any unlawful arrangement or understanding.

c) These principles of fair competition are basic to all the Company's operations. They are integral parts of the following sections that cover the Company's dealings with suppliers and public officials.

7. DEALING WITH SUPPLIERS

a) General. The Company is a valuable customer for many suppliers of goods, services and facilities. People who want to do business, or to continue to do business, with the Company must understand that all purchases by the Company will be made exclusively on the basis of price, quality, service and suitability to the Company's needs.

b) Kickbacks and Rebates.  Purchases of goods and services by the Company must not lead to employees, officers or directors, or their families, receiving any type of personal kickbacks or rebates. Employees, officers or directors, or their families, must not accept any form of "under-the-table" payment.

c) Receipt of Gifts and Entertainment.  Even when gifts and entertainment are exchanged out of the purest motives of personal friendship, they can be misunderstood. They can appear to be attempts to bribe the Company's employees, officers or directors into directing business of the Company to a particular supplier. To avoid both the reality and the appearance of improper relations with suppliers or potential suppliers, the following standards will apply to the receipt of gifts and entertainment by employees, officers and directors of the Company:

i) Employees, officers and directors are prohibited from soliciting gifts, gratuities, or any other personal benefit or favor of any kind from suppliers or potential suppliers. Gifts include not only merchandise and products but also personal services and tickets to sports or other events. The Company acknowledges however that as part of normal good business relationships, suppliers may offer tickets to sports and other events, meals and other forms of normal

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client development gifts or services. Employees, officers and directors are prohibited from accepting gifts of money

.ii) Employees, officers and directors may accept unsolicited non-monetary gifts provided:

1. they are items of nominal intrinsic value;

2. they are appropriate and customary client development gifts for the industry, and that may not reasonably be considered extravagant for such employee, officer or director; or

3. they are advertising and promotional materials, clearly marked with the company or brand names.

iii) Any gift falling outside of the above guidelines must be reported to the Chief Compliance Officer to determine whether it can be accepted.

iv) In the transaction of some international business, it is lawful and customary for business leaders in some countries to give unsolicited gifts to employees, officers or directors of the Company. These gifts can be of more than nominal value. Moreover, under the circumstances, returning the gifts or payment for them may constitute an affront to the giver. In such cases, the gift must be reported to the Chief Compliance Officer who may permit the retaining of the gifts.

v) In all other instances where gifts cannot be returned or may adversely affect the Company's continuing business relationships, the Chief Compliance Officer must be notified. The Chief Compliance Officer can require employees, officers and directors to transfer ownership of such gifts to the Company.

vi) Employees, officers and directors shall not encourage or solicit entertainment from any individual or company with whom the Company does business. Entertainment includes, but is not limited to, activities such as dining, attending, sporting or other special events and travel.

vii) From time to time, employees, officers and directors may accept unsolicited entertainment, but only under the following conditions:

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1. it arises in the ordinary course of business;

2. it involves reasonable expenditures (the amounts involved should be ones employees, officers and directors are accustomed to normally spending for their own business or personal entertainment); and

3. the entertainment takes place in settings that also are reasonable, appropriate, and fitting to employees, officers and directors, their hosts, and their business at hand.

d) Indirect Actions.  For greater certainty, the provisions of this Section apply to both direct and indirect actions, including any person who performs services for or on behalf of the Company.

e) Code of Conduct.  Additional expectations and commitments relating to suppliers to the Company are set out in the Partner/Supplier Code of Conduct.

8. ANTI-BRIBERY AND ANTI-CORRUPTION

a) Prohibition on Bribery.  The Company prohibits giving, offering, promising or authorizing a monetary or other benefit to a person (whether or not the person is a Public Official), directly or indirectly, to:

i) obtain or retain a business advantage that is not legitimately due (for example where a payment is made by Wheaton to an employee of a supplier that is not disclosed by that employee to the supplier); or

ii) induce or reward the improper exercise of the duties or functions of a Public Official.

Note that this prohibition applies in relation to not only dealings with Public Officials, but also in relation to any commercial transaction in the private sector.  It is not relevant whether the bribe is accepted or ultimately paid.  Merely offering the bribe will be a contravention of this Code. Indirectly providing a benefit to a person will be a contravention of this Code where it is reasonably expected that some or all of that benefit will be provided or offered to another person in violation of this provision.

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b) Prohibition on Facilitation Payments.  The Company prohibits the making of unofficial monetary or other benefits to Public Officials, directly or indirectly, to expedite or secure the performance of routine governmental action (for example, to expediate applications for visas, licences, etc). Indirectly providing a benefit to a person will be a contravention of this Code where it is reasonably expected that some or all of that benefit will be provided or offered to another person in violation this provision.

c) Prohibition on Money Laundering.  The Company prohibits any form of money laundering in connection with its business.  Money laundering is: (i) the concealment of an illegal source of income; or (ii) the disguise of illegal income to make it appear legitimate.

d) Payments to Protect your Safety.  The making of a monetary or other benefit to protect your safety is permitted.  When employees, officers or directors face imminent explicit or implicit threats to personal safety, they may make a monetary or other benefit which would otherwise be prohibited under this Code.  In such circumstance, the individual must notify their manager and the Chief Compliance Officer as soon as reasonably practical, and record and document the details of the monetary or other benefit and the surrounding circumstances.

e) Gifts to Public Officials. When not prohibited by law or otherwise prohibited by this Code, employees, officers and directors are allowed to give to Public Officials gifts where the presentation and acceptance of gifts is an established custom and a normal business practice. All such gifts shall be of reasonable value and the presentation approved in advance by the Chief Compliance Officer. Moreover, such gifts must be presented in a manner that clearly identifies the Company and the occasion that warrants the presentation.

f) Gifts to Public Institutions. On special ceremonial occasions, senior officers of the Company may publicly give gifts of more than nominal value to public institutions and public bodies. Such gifts can commemorate special events or milestones in the Company's history.

g) Entertaining Public Officials. From time to time employees, officers and directors may entertain Public Officials, but only under the following conditions:

i) it is legal and permitted by the entity represented by the Public Official;

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ii) the entertainment is not solicited by the Public Official;

iii) it arises in the ordinary course of business;

iv) it does not involve lavish expenditures, considering the circumstances;

v) the settings and types of entertainment are reasonable, appropriate and fitting to our employees, officers or directors, their guests, and the business at hand; and

vi) it does not otherwise violate any other provision of this Code.

h) Indirect Actions.  For greater certainty, the provisions of this Section apply to both direct and indirect actions, including any person who performs services for or on behalf of the Company.

i) Definition.  "Public Official" includes:

i) an employee, official or contractor of a government body or state-owned or state-controlled enterprise;

ii) a person performing the duties of an office or position created under a law of a foreign country or by the custom or convention of a country, such as a member of a royal family and some tribal leader;

iii) a person in the service of a government body including a member of the military or the police force;

iv) a politician, judge or member of the legislature of a country, province, state or local governmental authority;

v) an employee, contractor or person otherwise engaged in the service of a public international organization (such as the United Nations);

vi) an individual who is or who holds himself or herself out to be an authorized representative or intermediary of a Public Official; or

vii) a party official or candidate for public office.

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9. POLITICAL ACTIVITIES AND CONTRIBUTIONS

a) Employees, officers and directors may participate in political activities in their own time and at their sole expense. However, employees, officers and directors who participate in political activities must make every effort to ensure that they do not leave the impression that they speak or act for the Company.  No corporate action, direct or indirect, will be allowed that infringes on the right of any employee individually to decide whether, to whom, and in what amount, they will make personal political contributions. The same is true of volunteer political donations of personal service time, so long as it does not interfere with the working status of employees, officers or directors.

b) No employees, officers and directors are permitted to use the Company's funds, facilities, or other assets, to support either directly or indirectly any political candidates or political parties, without advance authorization in writing from the Chief Compliance Officer.

10. DIVERSITY

a) The Company is committed to fostering a diverse environment where:

i) individual differences are respected; and

ii) diversity is promoted and valued.

Employing and engaging a diverse workforce enhances the Company's effectiveness by leveraging access to a wide array of experiences, skills, talents and knowledge.  The Company recognizes the benefits from creating and maintaining a diverse and inclusive culture within our workforce, including exposure to different perspectives. Therefore, while opportunities will be primarily based on performance, skill and merit, due consideration will be given to diversity in all aspects of employment and engagement by an employee, officer or director with the Company, including selection, recruitment, hiring, promotion, compensation, termination, training and development. For clarity, "diversity" means any element or quality that can be used to differentiate groups and people from one another, including differences based on race, colour, religion, gender and gender identity, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship or physical or mental disability and any other protected ground.

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b) As part of promoting and fostering a diverse environment, the Board has adopted a target for gender diversity on the Board as set out in the Board Guidelines.

c) The Company will include the following additional initiatives to support diversity:

i) incorporate diversity awareness training in the Company's leadership development program and other programs as applicable; and

ii) enhance Company communications to raise diversity awareness and seek to remove unconscious biases.

d) All employees, officers and directors will be treated with equality during their employment and engagement with the Company without regard to their race, colour, religion, gender and gender identity, sex, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship or physical or mental disability and any other protected ground, in all matters, including selection, recruitment, hiring, promotion, compensation, termination, training and development.

e) The provisions of this section are subject to bona fide occupational requirements.

11. HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION

a) The Company's objective is to operate in an environmentally responsible manner, while maintaining a safe and healthy workplace free of injury and illness.

b) The Company is committed to enabling a safe working environment for  its employees, officers and directors.

c) The Company will ensure compliance with federal, provincial, state and local workplace safety and environmental laws which through various governmental agencies regulate both physical safety of employees, officers and directors and their exposure to conditions in the workplace. These laws often provide penalties both for the companies involved and executive personnel in case of violation. The Chief Compliance Officer should always be consulted when necessary to understand or comply with such laws.

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d) Each employee, officer and director has an obligation to comply with safe work practices outlined in the Employee Handbook. Should you be faced with a health and safety issue, witness or be part of a health and safety incident, or have a concern about workplace safety, you should contact your supervisor or notify management immediately.

e) Resources to achieve a safe and healthy workplace will be provided to all employees, officers and directors including emergency preparedness information. Employees, officers and directors are required to be familiar with and abide by the Company's protocols in case of an emergency.

f) The Company is committed to encouraging employee wellness and mental health through wellness training sessions and an employee wellness program. All employees, officers and directors are encouraged to take advantage of these programs when applicable.

g) The Company has outlined its commitment to climate change and environmental responsibility as they relate to both Wheaton and its streaming agreements in its Climate Change and Environmental Policy.  Additional expectations and commitments relating to suppliers to the Company in respect of health and safety and environmental protection, as well as certain other matters, are set out in the Partner/Supplier Code of Conduct.

h) The Company has set out its approach to due diligence with respect to health and safety and environmental topics related to its streaming agreements in its Investment Principles (as updated from time to time). All employees, officers and directors are responsible for incorporating into their planning and work the actions necessary to fulfill the commitments laid out in the Investment Principles.

12. DISCRIMINATION, HARASSMENT AND WORK ENVIRONMENT

a) Each employee, officer and director is expected to treat all other employees, officers and directors with professional courtesy, dignity and respect and in a fair and non-discriminatory manner in all employment or Company related dealings.

b) Employees, officers and directors shall not subject any other employee to:

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i) discrimination because of race, colour, religion, gender and gender identity, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship or physical or mental disability and any other protected ground;

ii) any form of harassment, which includes any conduct or comment directed at any other employee that will cause humiliation or intimidation, including verbal aggression, insults or bullying, but which excludes reasonable action relating to the management or direction of the Company's workplace; or

iii) unwelcome sexual advances, requests for sexual favors or other verbal or physical conduct which might be construed as sexual in nature.

c) The Company supports the elimination of discrimination in respect of employment and occupation. The Company is committed to ensuring it complies with the International Labour Organization's Discrimination (Employment and Occupation) Convention 1958 (No.111).

d) Any employee who:

i) believes that they have been subjected to; or

ii) has directly observed,

discrimination, harassment or sexual harassment by any other employee should immediately advise their immediate supervisor and the Chief Compliance Officer that there are reasonable grounds to believe that an incident of discrimination, harassment or sexual harassment has occurred. The identity of the employees, officers or directors involved will be kept strictly confidential and will not be revealed by the Company's management without the employee's permission. The alleged discrimination, harassment or sexual harassment will be thoroughly investigated and documented by the Company and appropriate action will be taken.

13. HUMAN RIGHTS

a) The Company recognizes that while it is the obligation of governments to protect citizens from human rights abuses, it is also the responsibility of

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businesses (including their employees, officers and directors) to support and respect the protection of internationally proclaimed human rights.

b) The Company is committed to supporting and respecting human rights in our own operations and complying with the law of the countries in which we do business.

c) The Company's commitment is guided by Canadian laws respecting human rights as well as by the following important international statements on human rights:

  Universal Declaration of Human Rights (adopted by the United Nations General Assembly, 1948)
  International Covenant on Civil and Political Rights (adopted by the United Nations General Assembly, 1966)
  International Covenant on Economic, Social and Cultural Rights (adopted by the United Nations General Assembly, 1966)
  International Labour Organization's Declaration on Fundamental Principles and Rights at Work, 1998
  United Nations Guiding Principles on Business and Human Rights

The Company will seek to incorporate these principles into our business, processes and activities.

d) The Company is a signatory of the UN Global Compact and supports the ten principles set out in that framework on human rights-related commitments. The Company will report to the public on these commitments, efforts and statements annually.

e) The Company recognizes its responsibility to respect human rights and avoid complicity in human rights abuses, as stated in the United Nations Guiding Principles on Business and Human Rights. If the Company causes or directly contributes to adverse human rights impacts, the Company will cooperate in the remediation of those adverse impacts through legitimate processes.

f) The Company seeks to emphasize the rights of vulnerable groups that may be impacted by its operations, including women, children and indigenous peoples. The Company also seeks to positively impact local and international communities through creating strong and lasting programs.

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14. FAIR PRACTICE, FREEDOM OF ASSOCIATION, COLLECTIVE BARGAINING, FORCED LABOUR AND CHILD LABOUR

a) All employment practices at the Company will be in full compliance with all applicable laws.

b) The Company is committed to respecting employees' right to freedom of association and collective bargaining without interference and free from discrimination, as established in the International Labour Organization's Freedom of Association and Protection of the Right to Organise Convention, 1948 (No.87), the Right to Organise and Collective Bargaining Convention, 1949 (No.98) and the Declaration on Fundamental Principles and Rights at Work, 1998.

c) Where employees wish to be represented by trade unions or work councils, the Company will cooperate in good faith with the bodies that employees collectively choose to represent them within the appropriate national legal frameworks.  The Company will comply with any legally authorized and properly executed collective bargaining agreements.

d) The Company does not condone any aspect of forced or compulsory labour practices and all employees, officers and directors are prohibited from engaging in human trafficking-related activities.

e) Wheaton supports the effective abolition of child labour. Wheaton complies with and supports child labour laws in the countries in which we have operations and we support ILO Conventions No. 138 (minimum working ages) and 182 (elimination of worst forms of child labor).

15. INTEGRITY OF RECORDS AND FINANCIAL REPORTS

a) As a public company, it is of critical importance that the Company's filings with the appropriate regulatory authorities be accurate and timely. Depending on their position with the Company, an employee, officer or director may be called upon to provide necessary information to ensure that the Company's public reports are complete, fair and understandable. The Company expects employees, officers and directors to take this responsibility very seriously and to provide prompt accurate answers to inquiries related to the Company's public disclosure requirements.

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b) The integrity of the Company's record keeping systems will be respected at all times. Employees, officers and directors are forbidden to use, authorize, or condone the use of "off-the-books" bookkeeping, secret accounts, unrecorded bank accounts, "slush" funds, falsified books, or any other devices that could be utilized to distort records or reports of the Company's true operating results and financial conditions or could otherwise result in the improper recordation of funds or transactions.

16. USE OF THIRD PARTIES

a) It is a violation of this Code for an employee, officer or director to indirectly engage in practices that run contrary to this Code, whether through an agent, contractor or other third person.

17. INTERNATIONAL OPERATIONS

a) Employees, officers and directors operating or conducting business outside of Canada have a special responsibility to know and obey the laws and regulations of countries where they act for the Company. Customs vary throughout the world, but all employees, officers and directors must uphold the integrity of the Company and observance of this Code in other nations diligently.

18. STANDARDS OF COMPLIANCE

a) Initial Distribution

i) Current employees, officers and directors designated to receive the Code will receive their copies immediately after publication.

ii) Future employees, officers and directors designated to receive the Code will receive their copies at the time they are hired.

b) Initial Verification

Upon receiving their copy of this Code, employees, officers and directors, current and future, will:

i) Become thoroughly familiar with this Code.

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ii) Resolve any doubts or questions about the Code with their supervisors.

iii) Inform their supervisors of any existing holdings or activities that might be, or appear to be, at variance with this Code.

iv) Prepare written disclosures of such information, if requested, by supervisors.

v) Take steps to correct existing situations and bring holdings and activities into full compliance with this Code. Such steps will be approved in writing by supervisors and will be based on the written disclosure submitted by employees, officers or directors.

vi) Sign the verification and return it to their supervisors who will make it part of employee's permanent corporate records.

c) Maintaining Compliance

i) Employees, officers and directors have the responsibility to maintain their understanding of this Code.

ii) Supervisors have the responsibility to maintain an awareness on the part of their employees, officers and directors of the importance of their adhering to this Code and for reporting deviations to management.

iii) As requested by the Board of Directors or senior management, employees, officers and directors or supervisors will be asked to re-verify their understanding of this Code and their compliance with them from time to time.

iv) Employees, officers and directors must inform their supervisors of any changes in their holdings or activities that might be, or appear to be in non-compliance with this Code.

v) Employees, officers and directors must prepare written disclosure of such information, if requested, by supervisors.

vi) Employees, officers and directors must take steps to correct any such changes, if necessary, to bring holdings and activities into full compliance. Such steps will be approved in writing and will be

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based on the written disclosures submitted by employees, officers and directors.

d) Audits of Compliance

Regular audits of the Company may include procedures to test compliance with this Code.

19. VIOLATIONS OF STANDARDS

a) Employees, officers and directors must immediately report any situations where you think there may have been a violation of this Code. If you are unsure, you should contact your manager or the Chief Compliance Officer.  Failure to do so can have serious consequences for the employees, officers or directors and the Company.

b) Reports of violations should be made by employees to in accordance with the Whistleblower Policy, which establishes procedures to report concerns regarding any breach or suspected breach of this Code.

c) After an incident is investigated, appropriate action will be taken. Management has the right to determine the appropriate disciplinary action for a violation up to and including termination of employment.

d) Employees, officers and directors should be aware that in addition to any disciplinary action taken by the Company, violations of some of this Code may require restitution or may lead to civil or criminal action against individual employees, officers and directors and any company involved. Conduct contrary to some of this Code may be in violation of federal, provincial or other law and may be the basis for legal action against the offending employee, officer or director by the Company and/or others.

e) Supervisors have the responsibility of taking remedial steps to correct any operating procedures that may contribute to violations of this Code.

f) Retaliation in any form against an individual who reports a violation of this Code or of law in good faith, or who assists in the investigation of a reported violation, is itself a serious violation of this policy. Acts of retaliation should be reported immediately to their supervisor or management, and will be disciplined appropriately.

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g) Additional policies and procedures relating to receiving and addressing any violations of this Code are set out in the Whistleblower Policy, including the establishment of an incident reporting hotline.

20. AMENDMENT, MODIFICATION AND WAIVER

The Company will periodically review this Code. This Code may be amended, modified or waived by the Board of Directors and waivers may also be granted by the Audit Committee.

21. COMMITMENT

a) To demonstrate our determination and commitment, Wheaton asks each employee, officer and director to review the Code periodically and acknowledge that they have read it and complied with it. Employees, officers and directors are asked to use that opportunity to discuss with management any circumstances that may have arisen that could be an actual or potential violation of these ethical standards of conduct.

b) The Company may provide training to employees, officers and directors with respect to the Code or certain sections of the Code (for example discrimination, diversity, human rights, mental health or labour matters) where considered relevant and appropriate, in order to increase awareness and understanding of the Code and its provisions.

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I ACKNOWLEDGE that I have read and considered the Wheaton Precious Metals Corp. Code of Business Conduct and Ethics (the "Code") and agree to conduct myself in accordance with the Code.

Signature

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